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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                     Industrial Enterprises of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456132109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456132109                     13G

--------------------------------------------------------------------------------
1       Names of Reporting Persons
        NITE CAPITAL LP

        I.R.S. Identification Nos. of Above Persons (entities only)
--------------------------------------------------------------------------------
2       Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)   |_|
              (b)   |_|
--------------------------------------------------------------------------------
3       SEC Use Only

--------------------------------------------------------------------------------
4       Citizenship or Place of Organization
              Delaware

--------------------------------------------------------------------------------
Number of Shares  5       Sole Voting Power
Beneficially                    346,446
Owned by Each     --------------------------------------------------------------
Reporting Person  6       Shared Voting Power
With                            0
                  --------------------------------------------------------------
                  7       Sole Dispositive Power
                                346,446
                  -------------------------------------------------------------
                  8       Shared Dispositive Power
                                0
--------------------------------------------------------------------------------
9       Aggregate Amount Beneficially Owned by Each Reporting Person
              346,446

--------------------------------------------------------------------------------
10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)     |_|

--------------------------------------------------------------------------------
11      Percent of Class Represented by Amount in Row (9)
              3.50%

--------------------------------------------------------------------------------
12      Type of Reporting Person (See Instructions)
              PN

--------------------------------------------------------------------------------

Item 1(a)   Name of Issuer:

            Industrial Enterprises of America, Inc. (the "Issuer")

Item 1(b)   Address of Issuer's Principal Executive Offices:

                  711 Third Avenue Suite 1505
                  New York, NY 10017

Item 2(a)   Name of Person Filing:

                  Nite Capital LP

CUSIP No. 456132109                     13G


Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  100 East Cook Avenue.
                  Suite 201
                  Libertyville, IL 60048

Item 2(c)   Citizenship:

                  Nite Capital LP is a Delaware limited partnership.

Item 2(d)   Title of Class of Securities:

                  Common Stock, par value per share $.001 (the "Common Stock")

Item 2(e)   CUSIP Number:

                  456132109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_| Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o);

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c);

            (c)   |_| Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);

            (d)   |_| Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)   |_| An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);

            (f)   |_| An employee benefit plan or endowment fund in accordance
                      with ss.240.13d-1(b)(1)(ii)(F);

            (g)   |_| A parent holding company or control person in accordance
                      with ss.240.13d-1(b)(1)(ii)(G);

            (h)   |_| A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   |_| A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

CUSIP No. 456132109                     13G

            (a)   Amount beneficially owned:

                  Nite Capital LP beneficially owns 346,446 shares of Common Stock, including 266,923 warrants to purchase Common Stock which are exercisable immediately.

            (b)   Percent of class:

                  3.50% of Common Stock. The foregoing is based on 9,910,743 shares outstanding on November 29, 2006 as reported by the Issuer in its Form 10-QSB/A filed with the Commission on December 6, 2006.

            (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote

                  346,446

            (ii)  Shared power to vote or to direct the vote

                  0

            (iii) Sole power to dispose or direct the disposition of

                  346,446

            (iv)  Shared power to dispose or to direct the disposition of

                  0

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.     Notice of Dissolution of Group

                  Not Applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 456132109                     13G


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:  February 9, 2007

                                          NITE CAPITAL LP

                                          By:   Nite Capital LLC

                                                By: /s/ Keith Goodman
                                                    ---------------------
                                                Name:  Keith Goodman
                                                Title: Managing Member

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